EXHIBIT 16A
SCHEDULE FOR COMPUTATION OF PERFORMANCE CALCULATIONS
CUMULATIVE TOTAL RETURNS and their income and capital components are described in the fund's Statement of Additional Information, and are based on the net asset values, dividends, capital gain distributions, and reinvestment prices of the historical period covered.
AVERAGE ANNUAL RETURNS are calculated according to the following formula:
Average Annual Return = [(1 + Cumulative Return)1/n] - 1
[where n = the number of years in the base period]
Included in this exhibit is a chart showing the data used to calculate the 30-Day Yield as of the fund's fiscal year end.
The 30-DAY YIELD is calculated according to the methods prescribed in Form N-1A Item 22(b)(ii).
          30-Day Total Net Income
30-Day Yield = 2<UNDEF>(--------------------------------------------------)
+ 1)6 - 1<UNDEF>
  (30-Day Average Shares Outstanding)(Prior Day Price)